UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                Cadus Pharmaceutical Corporation

                        (Name of Issuer)

                  Common Stock ($.01 par value)

                 (Title of Class of Securities)

                            127637102

                         (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 8 Pages

                          SCHEDULE 13G

CUSIP No. 230029100                            Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
         Icahn, Carl C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) /X/
                                                       (b) / /
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5   SOLE VOTING POWER
         1,102,426

6   SHARED VOTING POWER
         2,258,790 shares of Common Stock

7   SOLE DISPOSITIVE POWER
         1,102,426

8   SHARED DISPOSITIVE POWER
         2,258,790 shares of Common Stock

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,361,216

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
         / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         27.87%

12  TYPE OF REPORTING PERSON*
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                                SCHEDULE 13G

CUSIP No. 230029100                                Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
         High River Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) /X/
                                                         (b) / /
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5   SOLE VOTING POWER
         0

6   SHARED VOTING POWER
         2,258,790 shares of Common Stock

7   SOLE DISPOSITIVE POWER
         0

8   SHARED DISPOSITIVE POWER
         2,258,790 shares of Common Stock

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,258,790

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         18.73%

12  TYPE OF REPORTING PERSON*
         CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13G


CUSIP No. 230029100                                Page 4 of 8 Pages

1   NAME OF REPORTING PERSON
         Riverdale LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                          (b) / /
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5   SOLE VOTING POWER
         0

6   SHARED VOTING POWER
         2,258,790 shares of Common Stock

7   SOLE DISPOSITIVE POWER
         0

8   SHARED DISPOSITIVE POWER
         2,258,790 shares of Common Stock

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,258,790

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      18.73%

12  TYPE OF REPORTING PERSON*
         CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13G



ITEM 1

(a) Name of Issuer: Cadus Pharmaceutical Corporation

(b) Address of Issuers Principal Executive Offices:
         777 Old Saw Mill River Road
         Tarrytown, New York 10591


ITEM 2   Name, Address and Citizenship of Persons Filing

(a) - (c)    The persons filing this statement are High River Limited
             Partnership ("High River"), a Delaware limited partnership,
             Riverdale LLC (Riverdale"), a New York limited liability corporation and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal busines address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York
             10549, with the exception of Carl C. Icahn, whose address is c/o
             Icahn Associates Corp., 114 West 47th Street, 19th Floor, New
             York, New York 10036.

(d)      Title of Class of Securities:  Common Stock, par value $.01

(e)      CUSIP Number: 127639102


ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                                   Page 6 of 8 Pages

    (a)  /  /     Broker or Dealer registered under Section 15 of the Act
    (b)  /  /     Bank as defined in Section 3(a)(6) of the Act
    (c)  /  /     Insurance company as defined in Section 3(a)(19) of the Act
    (d)  /  /     Investment Company registered under Section 8 of the
                  Investment Company Act
    (e)  /  /     Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940
    (f)  /  /     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act
                  of 1974 or Endowment Fund; see Section
                  240.13d-1(b)(1)(ii)(F)
    (g)  /  /     Parent Holding Company, in accordance with Section
                  240.13d-1(b)(ii)(G)
    (h)  /  /     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                               NOT APPLICABLE


ITEM 4   Ownership

Ownership as of the filing date:

    As of the filing date, Carl C. Icahn was the beneficial owner of 3,361,216 shares of Common Stock comprising 27.87 percent of the class. Mr. Icahn has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,102,426 shares and he has shared power to vote/direct the vote and shared power to dispose/direct the disposition of 2,258,790 shares.

    As of the filing date, High River was the beneficial owner of 2,258,790 shares of Common Stock comprising 18.73 percent of the class. High River has shared power to vote/direct the vote and shared power to dispose/direct the disposition of 2,258,790 shares.

    As of the filing date, Riverdale was the beneficial owner of 2,258,790 shares of Common Stock comprising 18.73 percent of the class. Highcrest has shared power to vote/direct the vote and shared power to dispose/direct the disposition of 2,258,790 shares.

                                                   Page 7 of 8 Pages



ITEM 5   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. [ ]

                               NOT APPLICABLE


ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Other than Registrants, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from, the sale of the securities.




ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                               NOT APPLICABLE


ITEM 8   Identification and Classification of Members of the Group

High River's general partner is Riverdale. Carl C. Icahn is a 99.5% member of Riverdale.

ITEM 9   Notice of Dissolution of Group

                               NOT APPLICABLE


ITEM 10  Certification

This statement is not filed pursuant to Rule 13d-1(b); therefore, the Certification is NOT APPLICABLE

                                                   Page 8 of 8 Pages

                                 SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G concerning the Common Stock, par value $.01 per share, of Cadus Pharmaceutical Corporation is true, complete and correct.

Dated:   February 27, 1997


                       /s/ Carl C. Icahn
                       ---------------------------------
                            Carl C. Icahn


                       RIVERDALE LLC

                       By: /s/ Carl C. Icahn
                           -----------------------------
                            Carl C. Icahn
                            Manager



                       HIGH RIVER LIMITED PARTNERSHIP


                       By:  Riverdale LLC

                       By:  /s/ Carl C. Icahn
                            ----------------------------
                            Carl C. Icahn
                            Manager



(Signature page of Schedule 13G - Cadus)

                                                              EXHIBIT 1

                         JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share of Cadus Pharmaceutical Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 27th day of February, 1997.

Dated:   February 27, 1997


By: /s/ Carl C. Icahn
    Carl C. Icahn


                        RIVERDALE LLC

                        By: /s/Carl C. Icahn
                            -----------------------------
                              Carl C. Icahn
                              Manager



                         HIGH RIVER LIMITED PARTNERSHIP

                         By: Riverdale LLC

                         By:  /s/Carl C. Icahn
                              ----------------------------
                              Carl C. Icahn
                              Manager



(Signature page of Schedule 13G - Joint Filing Agreement for Cadus)